NOVAGOLD RESOURCES INC.

Annual General and Special Meeting of Shareholders
of
NOVAGOLD RESOURCES INC.

May 11, 2004

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business		Outcome of Vote

1.	The election of the following nominees as directors of NovaGold Resources Inc. for the forthcoming year:	Carried

Gerald J. McConnell
George Brack
Cole McFarland
Clynton R. Nauman
Rick Van Nieuwenhuyse
James Philip

2.	The appointment of PricewaterhouseCoopers LLP, as independent auditors of NovaGold Resources Inc. for the forthcoming year.	Carried

Special Business		Outcome of Vote

1.	Approving the issuance by way of private placements of up to 50,000,000 Commons Shares as permitted by the policies of The Toronto Stock Exchange.	Carried

2.	Approving a resolution to adopt the New Stock Option Plan pursuant to which up to 9,000,000 Common Shares of NovaGold Resources Inc. may be issued and authorizing the Directors of NovaGold Resources Inc. to implement the New Stock Option Plan.	Carried

3.

Approving a resolution to increase the authorized capital of NovaGold Resources Inc. by the creation of an additional 900,000,000 Common Shares of NovaGold Resources Inc. without nominal or par value so that the authorized capital of NovaGold Resources Inc. shall consist of 1,000,000,000

Carried

Special Business	Outcome of Vote

Common Shares without nominal or par value and 10,000,000 Preferred Shares without nominal or par value issuable in series, and to alter the Memorandum of the Corporation accordingly.